

August 2, 2011

<u>**Via U.S. Mail and Facsimile: (619) 546-6060**</u>
Robert Lawrence
Chief Executive Officer
Pharma Investing News, Inc.
833 Seymour St., Unit 1008
Vancouver, B.C.
Canada, V5T 0A4

> **Re:** **Pharma Investing News, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-174271**

Dear Mr. Lawrence:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General
Financial Statements

1. Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 7

2. We note your response to comment four of our letter dated July 7, 2011. Reconcile your disclosure here indicating that you estimate your operating costs over the next twelve months "to be approximately $10,000…" with your disclosure on page 26 that you will need a minimum of $103,000 to meet your operating expenses for the next twelve months.

Robert Lawrence
Pharma Investing News, Inc.
August 2, 2011
Page 2

You may contact Claire Delabar, Staff Accountant, at (202) 551-3365 or Terry French, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Alexandra Falowski